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                                          FILED BY GENERAL ELECTRIC COMPANY
                                          PURSUANT TO RULE 425 UNDER THE
                                          SECURITIES ACT OF 1933
                                          SUBJECT COMPANY: INTERLOGIX, INC.
                                          COMMISSION FILE NO. 333-76066


                                    CONTACTS:
                                    GE INDUSTRIAL SYSTEMS
                                    Anne Witkavitch
                                    Manager - Communications & Public Affairs
                                    Tel:  860-747-7461
                                    Fax:  860-747-7393
                                    Email:  anne.witkavitch@indsys.ge.com


FOR IMMEDIATE RELEASE

                  GE COMPLETES ACQUISITION OF INTERLOGIX, INC.

FEBRUARY 21, 2002 - PLAINVILLE, CT - GE Industrial Systems, a division of General Electric Company (NYSE: GE), announced today the completion of the acquisition of Interlogix, Inc., the global electronic security company based in Austin, TX. GE acquired approximately 95% of the Interlogix shares tendered in the offer, and, on Thursday, February 21, 2002, Interlogix was merged into a wholly-owned subsidiary of GE. Each remaining Interlogix share was converted into the right to receive $19.43 in cash and 0.5174 of a share of GE common stock for each share of common stock of Interlogix.

The business is now known as GE Interlogix, Inc. Ken Boyda, president and CEO of Interlogix will continue in that role for the new entity, reporting to Lloyd G. Trotter, president and CEO of GE Industrial Systems.

"With this acquisition, GE acquires a strong global company that will provide us with leading-edge technology in the exciting security arena, offering us an attractive new platform to enhance our continued growth. These innovative technologies will be particularly important as the demand for security products and systems continues to increase," said Trotter. "These products offer an exciting complement to many of the industrial components already manufactured by our business, and will allow us to better serve our customers with a broader, more diversified portfolio of products, systems and services to meet their needs."

Interlogix is comprised of three principal divisions:

o Security and Lifesafety: A global provider of wired and wireless intrusion and fire protection components and systems.

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o     Enterprise Technologies: Leading edge systems for digital surveillance and video image storage / retrieval. The company has the capability to integrate all surveillance and access control functionality into a single enterprise wide system for global companies.

o Key Management: A supplier of products and services for multiple remote site entry, mobile access and information management and asset tracking / control.

GE Interlogix has over 35 locations in the United States, Australia, Belgium, United Kingdom, Poland, Italy, Ireland, Germany, France, the Netherlands, South Africa, Czechoslovakia, Sweden, and Spain.

Boyda commented, "GE Interlogix will create a dynamic force within the global security products and services industry. By combining our solution-driven product offering and leading-edge technology platforms with GE Industrial Systems' core products and services, customers will now have access to a broader, more diversified product portfolio. We are excited to be part of a company that affords the benefits of size and scale, and a commitment to industry leadership."

ABOUT GE INDUSTRIAL SYSTEMS

GE Industrial Systems is a global leader in manufacturing products used to distribute, protect and control electrical power and equipment and in supplying product and service solutions for commercial, industrial, residential and utility applications. GE Industrial Systems is one of GE's major businesses. GE is the world's largest diversified technology, manufacturing and services company with a commitment to achieving worldwide leadership. For more information visit the website at www.GEindustrial.com.

THIS RELEASE INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THESE EXPECTATIONS DUE TO CHANGES IN GLOBAL POLITICAL, ECONOMIC, BUSINESS,
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COMMISSION. GE DOES NOT ASSUME ANY DUTY TO UPDATE FORWARD-LOOKING STATEMENTS.
SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AS OF THE DATE HEREOF, AND ARE MADE ONLY AS OF THE DATE HEREOF.